December 23, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN.:	Ms. Deborah O’Neal-Johnson Document Control – EDGAR

RE:	Columbia Funds Series Trust II (the Registrant) Columbia Absolute Return Currency and Income Fund

Post-Effective Amendment No. 102 File No. 333-131683/811-21852

Dear Ms. O’Neal-Johnson:

The Registrant is filing Post-Effective Amendment No. 102 on Form N-1A pursuant to Rule 485(a)(1) to update the prospectus and Statement of Additional Information (SAI) to reflect changes to the principal investment strategies for the above-referenced fund.

If you have any questions regarding this filing, please contact Megan Garcy at 212-850-1354.

Sincerely,

/s/ Christopher O. Petersen
Christopher O. Petersen Vice President and Secretary Columbia Funds Series Trust II